March 16, 2017

VIA EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Rufus Decker

Re:    Express, Inc.
Form 10-K for Fiscal Year Ended January 30, 2016
Filed March 30, 2016
File No. 001-34742

Dear Mr. Decker:

On behalf of Express, Inc., a Delaware corporation (the “Company”), please find below the Company's response to the letter, dated March 14, 2017, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended January 30, 2016 (the “Form 10-K”). The Company's response below corresponds to the caption and number of the Staff's comment (which is reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Year Ended January 30, 2016

Note 1 - Description of Business and Basis of Presentation, page 40
Segment Reporting, page 46

1. In order to help us better evaluate your prior responses, please provide us with a sample of the following materials:

•	the daily financial performance reports received by the CODM;

•	the weekly sales report, Weekly Performance Summary and New Store Performance Report received by the CODM;

•	the monthly Profit & Loss Meeting Performance Summary and comparable sales reports received by the CODM;

•	financial reports and related financial performance materials regularly reviewed at the weekly Executive Team Meetings; and

•	financial reports and related financial performance materials regularly presented to the Board of Directors.

In response to the Staff’s comment, we are providing the Staff on a supplemental basis with the information requested (the “Supplemental Information”) together with the paper copy of this letter that is being transmitted by overnight courier. We request, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, that the Staff shred the Supplemental Information once the Staff has completed its review and, by separate letter, are also requesting that such Supplemental Information be protected from public disclosure pursuant to 17 C.F.R. §200.83.

Please do not hesitate to call me at (614) 474-4753 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,
/s/ Periclis Pericleous
Periclis Pericleous
Senior Vice President, Chief Financial Officer and Treasurer